SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the three month period ended June 30, 2001.

                       LEADER MINING INTERNATIONAL, INC.
                       ---------------------------------
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467

                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS
                                         THREE MONTHS ENDED JUNE 30, 2001


BALANCE SHEET ( Unaudited )
As at June 30, 2001
(expressed in Canadian dollars)
                                                                                         As at                 As at
ASSETS                                                                           June 30, 2001        March 31, 2001
------                                                                          --------------       ---------------
CURRENT ASSETS
 Cash and Short -Term Deposits                                                  $       29,171       $       303,216
 Accounts Receivable                                                                    30,429                58,991
 Shares Subscription Receivable                                                        500,000                     0
 Deposits and Prepaid Expense                                                          138,761               114,717
                                                                                --------------       ---------------

                                                                                       698,361               476,924

CAPITAL ASSETS                                                                          19,245                19,245
MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS                                    7,909,238             7,862,416
                                                                                --------------       ---------------

                                                                                $    8,626,844       $     8,358,585
                                                                                ==============       ===============

LIABILITIES
-----------
CURRENT LIABILITIES
 Accounts Payable and Accrued Liabilities                                       $       99,286       $       196,437

DUE TO RELATED PARTIES                                                                 161,090               177,089
                                                                                --------------       ---------------

                                                                                $      260,376       $       373,526
                                                                                --------------       ---------------

SHAREHOLDERS' EQUITY
--------------------
CAPITAL STOCK                                                                   $   22,414,840       $    21,914,840
DEFICIT                                                                            (14,048,372)          (13,929,781)
                                                                                --------------       ---------------
                                                                                     8,366,468             7,985,059
                                                                                --------------       ---------------
                                                                                $    8,626,844       $     8,358,585
                                                                                ==============       ===============

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

STATEMENT OF CASH FLOWS ( Unaudited )
Three Months ended June 30, 2001
(expressed in Canadian dollars)

                                                                                          2001                  2000
                                                                                  ------------          -------------
OPERATING ACTIVITIES

Net loss for the period                                                           $   (118,592)         $    (92,561)

Change in non-cash working capital balances
 Accounts Receivable                                                                    28,562                     0
 Deposits and Prepaid Expenses                                                         (24,043)             (145,182)
 Accounts Payable and Accrued Liabilities                                              (97,149)               (3,958)
                                                                                  -------------         -------------

                                                                                      (211,222)             (241,702)
                                                                                  ------------          -------------

FINANCING
 Issuance of Common Shares                                                                   0                 3,500
 Advances from Shareholders and Directors                                                    0               257,142
 Repayments to Shareholders and Directors                                              (16,000)                    0
                                                                                  -------------         -------------
                                                                                       (16,000)              260,642
                                                                                  -------------         -------------

INVESTING
 Mineral Properties and Deferred Exploration Expenditures                              (46,822)                    0
 Purchase of Capital Assets                                                                  0                  (680)
                                                                                  -------------         -------------
                                                                                       (46,822)                 (680)
                                                                                  -------------         -------------

INCREASE (DECREASE) IN CASH                                                           (274,045)               18,260

CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD                                      303,216               211,124
                                                                                  -------------         -------------

CASH AND SHORT-TERM DEPOSITS, END OF PERIOD                                       $     29,171          $    229,384
                                                                                  =============         =============

CASH & SHORT-TERM DEPOSITS ARE COMPRISED OF:

 Cash                                                                             $     29,171          $     11,964

 Short-term deposits                                                                         0               217,420
                                                                                  -------------         -------------

                                                                                  $     29,171          $    229,384
                                                                                  =============         =============

STATEMENT OF LOSS AND DEFICIT ( Unaudited )
Three months ended June 30, 2001
(expressed in Canadian dollars)

                                                                                          2001                  2000
                                                                                 --------------        --------------

REVENUE
  Management Fees                                                                  $         0         $      15,858
  Equipment Rental Income                                                                    0                10,800
  Interest                                                                                 220                 3,196
                                                                                 --------------        --------------
  Total Revenue                                                                            220                29,854

EXPENSES
  Exploration Expenditures                                                                   0                 8,087
  Amortization                                                                          (1,177)                    0
  General & Administrative Expense                                                     119,990               114,328
                                                                                 --------------        --------------
  Total Expense                                                                        118,813               122,415

NET LOSS FOR THE PERIOD                                                                118,592               (92,561)
                                                                                 --------------        --------------

DEFICIT, BEGINNING OF PERIOD                                                       (13,929,780)          (12,744,512)
                                                                                 --------------        --------------

DEFICIT, END OF PERIOD                                                            $(13,811,187)         $(12,837,073)
                                                                                 ==============        ==============

LOSS PER SHARE ( NOTE 2 )                                                                $0.01                 $0.01
                                                                                 ==============        ==============


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
                        LEADER MINING INTERNATIONAL INC.
                          NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED JUNE 30, 2001

1.       BASIS OF PRESENTATION

         These financial statements have been prepared in accordance with generally accepted accounting principles following the same accounting policies and methods of computation as the financial statements for the fiscal year ended March 31, 2001 and should be read in conjunction with the March 31, 2001 annual financial statements.

2.       LOSS PER SHARE

         Effective January 1, 2001, a new accounting standard related to calculation and disclosure of earnings per share was established. All earnings per share information and disclosures presented in these interim financial statements conform to this new standard. Adoption of the new standard had no effect on previously reported per share amounts.

         Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period.



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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.


October 23, 2001                              by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President















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